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Exhibit (a)(5)(B)

MOTOROLA ANNOUNCES CONCLUSION OF TENDER
PERIOD FOR LYONS™ DUE SEPTEMBER 27, 2013

        SCHAUMBURG, ILL.—September 30, 2003—Motorola, Inc. (NYSE: MOT) today announced the conclusion of its offer to purchase its Liquid Yield Option™ Notes due September 27, 2013 (Zero Coupon-Subordinated) (the "LYONs"). Pursuant to the indenture under which the LYONs were issued in September 1993, the holders' option to surrender the LYONs for repurchase that began on August 29, 2003 expired at 5:00 p.m., New York City time, on Monday, September 29, 2003.

        Motorola has been advised by the trustee, Bank One Trust Company, N.A., that LYONs with an aggregate principal amount at maturity of approximately $98 million were validly tendered and have been repurchased by Motorola. This leaves an aggregate principal amount at maturity of approximately $4.4 million of LYONs outstanding, or 1 percent of the original issue of $440 million of aggregate principal amount at maturity of LYONs.

        The purchase price for the LYONs was $799.52 per $1,000 principal amount at maturity. Accordingly, the aggregate purchase price for all of the LYONs validly tendered was approximately $78.4 million. Motorola paid the purchase price with available cash.

About Motorola

        Motorola, Inc. (NYSE: MOT) is a global leader in wireless, automotive and broadband communications. Sales in 2002 were $27.3 billion. Motorola is a global corporate citizen dedicated to ethical business practices and pioneering important innovations that make things smarter and life better—honored traditions that began when the company was founded 75 years ago. For more information, please visit www.motorola.com.

Media Contact: Bill Parke 1+847-576-4525 William.Parke@motorola.com

"Liquid Yield Option" and "LYONs" are Trademarks of Merrill Lynch & Co., Inc.

MOTOROLA and the stylized M Logo are registered in the U.S. Patent & Trademark Office. All other product or service names are the property of their respective owners.

© Motorola, Inc. 2003

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  Exhibit (a)(5)(B)